# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Southland Holdings, Inc., CIK 0001883814
CUSIP: 84445C100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1100 Kubota Drive, Grapevine, Texas (TX), 76051
Date of event which requires filing of this statement: 12/27/2024
Amends the filing with accession number 0001829126-23-001666
Filed by CIK 0001965929
Persons authorized to receive notices and communications: Frankie "Frank" S. Renda, 1100 Kubota Drive, Grapevine, Texas (TX), 76051, 817-293-4263

## Reporting persons
- Frankie "Frank" S. Renda (CIK 0001965929): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 14,967,754; shared voting power 12,843,949; sole dispositive power 14,967,754; shared dispositive power 12,843,949; aggregate amount beneficially owned 27,811,703 (51.6% of the class)
  Comment: (1) Represents 14,967,754 shares of common stock, par value $0.0001 per share ('Common Stock'), of Southland Holdings, Inc. (the 'Company') held directly by Mr. Renda.
  
  (2) Represents (i) 6,140,497 shares of Common Stock of the Company held by the Frank Renda 2015 Irrevocable Trust, (ii) 2,211,394 shares of Common Stock of the Company held by the Dominic Vincent Renda Trust, (iii) 2,211,394 shares of Common Stock of the Company held by the Madison Nicole Renda Trust, (iv) 2,211,394 shares of Common Stock of the Company held by the Santino Leonidas Renda Trust and (v) 69,270 shares of Common Stock of the Company held by Mr. Renda's spouse. Mr. Renda may be deemed to have sole voting and/or dispositive power over the shares of Common Stock of the Company held by (a) the Frank Renda 2015 Irrevocable Trust, the Dominic Vincent Renda Trust, the Madison Nicole Renda Trust and the Santino Leonidas Renda Trust as Trustee of each such trust and (b) Mr. Renda's spouse.
  
  (3) Based on the sum of (a) 48,105,512 shares of Common Stock of the Company outstanding on November 1, 2024, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024 plus (b) 5,830,899 shares of Common Stock of the Company issued pursuant to certain Securities Purchase Agreements, as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2024.
- Frank Renda 2015 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,140,497; sole dispositive power 0; shared dispositive power 6,140,497; aggregate amount beneficially owned 6,140,497 (11.4% of the class)
  Comment: (1) Represents 6,140,497 shares of Common Stock of the Company held directly by the Frank Renda 2015 Irrevocable Trust.
  
  (2) Based on the sum of (a) 48,105,512 shares of Common Stock of the Company outstanding on November 1, 2024, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024 plus (b) 5,830,899 shares of Common Stock of the Company issued pursuant to certain Securities Purchase Agreements, as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Southland Holdings, Inc.
Address of issuer's principal executive offices: 1100 Kubota Drive, Grapevine, Texas (TX), 76051
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 24, 2023, as amended by Amendment No. 1 filed on May 25, 2023 (collectively, the "Schedule"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock") of Southland Holdings, Inc. (the "Company"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule. Except as otherwise provided herein, each Item of the Schedule remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented to add the following:

From August 17, 2023 to December 29, 2023, the Mr. Renda purchased an aggregate of 61,928 shares of Common Stock of the Company on the open market with cash.

On March 25, 2024, the Company issued 29,806 shares of Common Stock to Mr. Renda pursuant to the Company's 2022 Equity Incentive Plan, of which 700 shares of Common Stock were withheld to satisfy tax withholding obligations.

On December 27, 2024 (the "Closing Date"), the Company entered into a Securities Purchase Agreement with Mr. Renda pursuant to which the Company agreed to issue to Mr. Renda 3,396,233 shares of Common Stock, in exchange for the full satisfaction and discharge of (i) $3,549,163.96 under that certain promissory note, dated October 31, 2016, with an original principal amount of $3,857,363, (ii) $4,250,000 under that certain promissory note, dated February 14, 2023, with an original principal amount of $14,755,815 and (iii) $3,849,920.89 under that certain promissory note, dated March 15, 2024, with an original principal amount of $3,844,254.21, based on a price per share of $3.43.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

The securities covered by the Schedule and this Amendment No. 2 were acquired for investment purposes.

Mr. Renda currently serves as (i) a Class III Director of the Company; (ii) interim Chairman of the Board; and (iii) President and Chief Executive Officer of the Company. As a director and officer of the Company, the Reporting Person may have influence over the corporate activities of the Company, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons retain the right to change their investment intent and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by the Reporting Persons, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and supplemented as follows:

The aggregate number and percentage of the outstanding shares of Common Stock of the Company beneficially owned by Mr. Renda are as follows: 27,811,703 shares of Common Stock, constituting 51.56% of the Common Stock of the Company issued and outstanding.

The aggregate number and percentage of the outstanding shares of Common Stock of the Company beneficially owned by the Frank Renda 2015 Irrevocable Trust are as follows: 6,140,497 shares of Common Stock, constituting 11.4% of the Common Stock of the Company issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and supplemented as follows:

The aggregate number and percentage of the outstanding shares of Common Stock of the Company beneficially owned by Mr. Renda are as follows:

Sole power to vote or direct the vote: 14,967,754(1)
Shared power to vote or direct the vote: 12,843,949(2)
Sole power to dispose or direct the disposition of: 14,967,754(1)
Shared power to dispose or direct the disposition of: 12,843,949(2)

(1) Represents 14,967,754 shares of Common Stock of the Company held directly by Mr. Renda.

(2) Represents (i) 6,140,497 shares of Common Stock of the Company held by the Frank Renda 2015 Irrevocable Trust, (ii) 2,211,394 shares of Common Stock of the Company held by the Dominic Vincent Renda Trust, (iii) 2,211,394 shares of Common Stock of the Company held by the Madison Nicole Renda Trust, (iv) 2,211,394 shares of Common Stock of the Company held by the Santino Leonidas Renda Trust and (v) 69,270 shares of Common Stock of the Company held by Mr. Renda's spouse. Mr. Renda may be deemed to have sole voting and/or dispositive power over the shares of Common Stock of the Company held by (a) the Frank Renda 2015 Irrevocable Trust, the Dominic Vincent Renda Trust, the Madison Nicole Renda Trust and the Santino Leonidas Renda Trust as Trustee of each such trust and (b) Mr. Renda's spouse.

The aggregate number and percentage of the outstanding shares of Common Stock of the Company beneficially owned by the Frank Renda 2015 Irrevocable Trust are as follows:

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 6,140,497(1)
Sole power to dispose or direct the disposition of: 0
Shared power to dispose or direct the disposition of: 6,140,497(1)

(1) Represents 6,140,497 shares of Common Stock of the Company held directly by the Frank Renda 2015 Irrevocable Trust.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented to add the following:

On the Closing Date, the Company entered into a Securities Purchase Agreement with Mr. Renda pursuant to which the Company agreed to issue to Mr. Renda 3,396,233 shares of Common Stock, in exchange for the full satisfaction and discharge of (i) $3,549,163.96 under that certain promissory note, dated October 31, 2016, with an original principal amount of $3,857,363, (ii) $4,250,000 under that certain promissory note, dated February 14, 2023, with an original principal amount of $14,755,815 and (iii) $3,849,920.89 under that certain promissory note, dated March 15, 2024, with an original principal amount of $3,844,254.21, based on a price per share of $3.43.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On the Closing Date, the Company entered into a Securities Purchase Agreement with Mr. Renda pursuant to which the Company agreed to issue to Mr. Renda 3,396,233 shares of Common Stock, in exchange for the full satisfaction and discharge of (i) $3,549,163.96 under that certain promissory note, dated October 31, 2016, with an original principal amount of $3,857,363, (ii) $4,250,000 under that certain promissory note, dated February 14, 2023, with an original principal amount of $14,755,815 and (iii) $3,849,920.89 under that certain promissory note, dated March 15, 2024, with an original principal amount of $3,844,254.21, based on a price per share of $3.43.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit 6 - Securities Purchase Agreement, dated as of December 27, 2024, by and between Frank S. Renda and Southland Holdings, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 30, 2024).

## Signatures
- Frankie "Frank" S. Renda: /s/ Frankie "Frank" S. Renda, Frankie "Frank" S. Renda (12/31/2024)
- Frank Renda 2015 Irrevocable Trust: /s/ Frankie "Frank" S. Renda, Frankie "Frank" S. Renda, Trustee (12/31/2024)